Exhibit 99.1

News Release

For Immediate Release

Contacts:

Bill Newbould	Nick Laudico/Sara Pellegrino
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	spellegrino@theruthgroup.com

EURAND REPORTS RECENT DEVELOPMENTS
AND SECOND QUARTER 2009 FINANCIAL RESULTS
Recent Developments:
•	Second quarter 2009 revenues grew 31%, or 19% at constant currency rates, to EUR 30.6 million ($42.8 million U.S.) compared with the same period in 2008

•	U.S. Food and Drug Administration (FDA) approved EUR-1048, LAMICTAL® ODT™ (lamotrigine) Orally Disintegrating Tablets; Eurand’s partner GlaxoSmithKline commenced product launch in late June

•	Strong growth of PANCRELIPASE, Eurand’s unbranded pancreatic enzyme product (PEP), which continues to gain market share and held 19% of all prescriptions for coated PEPs for the week ended July 24, 2009, according to IMS Health Incorporated

•	Successful completion of the registration procedure for Paracetamol ODT 250 and 500 mg in The Netherlands, United Kingdom, Germany, France, Italy and Spain

•	Positive results from two pivotal pharmacokinetic studies of EUR-1025 (ondansetron)

•	Signed a commercialization and supply agreement for its branded PEP, ZENPEP™, in South Korea with Samil Pharmaceutical Co., Ltd.

•	Received notice of allowance from the U.S. Patent and Trademark Office for an additional patent covering AMRIX® that is expected to strengthen the intellectual property protection around this product
     AMSTERDAM, Aug. 6, 2009 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies, today announced recent developments and financial results for the second quarter and first half of 2009.

“Eurand had another excellent quarter,” said Gearóid Faherty, Chairman and Chief Executive Officer. “In addition to our strong revenue growth, our partner GlaxoSmithKline received FDA approval for LAMICTAL ODT. This is the fifth Eurand-developed product to receive FDA approval in the last eight years, an especially impressive achievement.”
He noted that revenue growth was driven by strong sales of Eurand’s unbranded pancreatic enzyme product, PANCRELIPASE, combined with continued growth in sales of partnered products, notably AMRIX® by Cephalon.
With a 19% share of total prescriptions dispensed in the coated PEP market for the week ended July 24, 2009, PANCRELIPASE has strengthened the position it has held since late April 2009 as the second most-prescribed coated PEP, according to IMS Health.
“As the second half of the year unfolds, we look forward to a very exciting time for Eurand with the ongoing launch of LAMICTAL ODT by GSK and the expected approval and launch of our lead proprietary product candidate, ZENPEP,” Faherty added. “We are encouraged by our recent discussions with the FDA regarding the ZENPEP label and packaging, and we believe that approval remains on course for the third quarter of 2009.”
PRODUCT DEVELOPMENT PIPELINE UPDATE:
EUR-1048 – Lamictal® ODT™ (lamotrigine) Orally Disintegrating Tablets
•	As announced on May 11, 2009, the FDA approved EUR-1048, LAMICTAL ODT (lamotrigine) Orally Disintegrating Tablets for the treatment of Bipolar I disorder and seizures. Co-developed by Eurand and GlaxoSmithKline, LAMICTAL ODT uses Eurand’s AdvaTab® orally disintegrating tablet and Microcaps® taste-masking technologies. LAMICTAL ODT was launched by GSK in late June. In addition to receiving an undisclosed milestone payment upon launch, Eurand will earn revenue for manufacturing LAMICTAL ODT tablets for GSK, royalties on net sales of the product and milestone payments in connection with LAMICTAL ODT achieving predetermined sales levels in the U.S.
PARACETAMOL ODT Orodispersible Tablets
•	On July 20, 2009, Eurand announced that the Dutch Medicines Evaluation Board (MEB) informed the Company that the Decentralized Procedure (DCP) for registration of Paracetamol 250 and 500 mg Orodispersible Tablets in six EU countries has been successfully completed. In addition to The Netherlands, which acted as the reference member state, the DCP involved the United Kingdom, Germany, France, Italy and Spain. The product has since been approved in the U.K., and formal approval is now expected in each of the other countries by the end of 2009. Eurand is actively talking to potential marketing partners in these countries. Like Lamictal ODT, Paracetamol ODT uses Eurand’s AdvaTab orally disintegrating tablet and Microcaps taste-masking technologies.
EUR-1008 – ZENPEP™ (pancreatic enzyme product)
•	On June 22, 2009, Eurand announced that the FDA had extended the review date to late third quarter 2009 for its New Drug Application (NDA) for ZENPEP for the

treatment of exocrine pancreatic insufficiency (EPI). The FDA required no new information but requested additional time to review the NDA.
•	Eurand has signed a commercialization and supply agreement with Samil Pharmaceutical Co., Ltd. under which Samil will have exclusive marketing and distribution rights to ZENPEP in South Korea.
EUR-1025 – Once-Daily Formulation of Ondansetron
•	Eurand has disclosed positive results of two pivotal pharmacokinetic studies demonstrating bioequivalence of EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron to an 8 mg dose of the anti-emetic drug Zofran® (ondansetron). Data from these studies showed that single and repeated oral administrations of 24 mg of EUR-1025 once a day resulted in similar rate and extent of exposure as 8 mg of Zofran dosed three times a day. Based on these results, the Company expects that EUR-1025 has a similar efficacy and safety profile as 8 mg Zofran dosed three times a day. Eurand has scheduled a meeting with the FDA in the fourth quarter of 2009 to discuss the data and its plans for clinically differentiating EUR-1025 from the 8 mg Zofran.
EUR-1000 – Generic Formulation of Inderal® LA (propranolol)
•	Based upon recent communications between GSK and the FDA regarding EUR-1000, Eurand now expects that approval could be delayed until 2010. A GSK-partnered product, EUR-1000 is a bioequivalent formulation of INDERAL® LA, which is indicated for treatment of hypertension and migraine.
SECOND QUARTER 2009 FINANCIAL RESULTS
Total revenues were EUR 30.6 million ($42.8 million U.S.) in the second quarter of 2009, an increase of approximately 31%, or 19% at constant currency rates, compared with the second quarter of 2008. The increase was due primarily to sales of PANCRELIPASE, to higher royalties, in particular from AMRIX by Cephalon, and to higher development fees.
Product sales grew 19% or 9% at constant currency rates to EUR 24.1 million
($33.8 million) in the second quarter of 2009 compared with the same period of 2008, mainly due to sales of PANCRELIPASE.
Royalties were EUR 2.4 million ($3.4 million), representing an increase of 51% or 31% at constant currency rates compared with the second quarter of 2008, due primarily to AMRIX. Development fees for the second quarter of 2009, which included a milestone payment from GSK related to the launch of LAMICTAL ODT, were EUR 4.0 million ($5.6 million), up 166% or 142% at constant currency rates from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Cost of goods sold was EUR 15.6 million ($21.8 million) for the three months ended June 30, 2009, up 15% from the same period in 2008 or 7% at constant currency rates. The percentage increase was lower than the percentage increase of product sales. The margin on product sales was 35.4% versus 33.4% in the second quarter of 2008.

In connection with increased product development activity, research and development (R&D) expenses were EUR 5.4 million ($7.5 million) for the three months ended June 30, 2009, up 37% or 25% at constant currency rates compared with the same period in 2008. Selling, general and administrative (SG&A) expenses of EUR 8.5 million ($11.9 million) were up 3% because of currency effects compared with the second quarter of 2008.
Reflecting the growth in revenues, operating income was EUR 762,000 ($1.1 million) for the second quarter of 2009 versus an operating loss of EUR 2.6 million ($3.6 million) for the comparable period of 2008. Tax expense was EUR 1.1 million ($1.5 million) versus EUR 332,000 ($465,000) in the second quarter of 2008. The net loss for the second quarter of 2009 was EUR 602,000 ($844,000) or EUR (0.01) per share ($(0.02) per share) compared with a net loss of EUR 2.8 million ($3.9 million), or EUR 0.06 per share ($0.09 per share), for the same period in 2008.
At June 30, 2009, cash, cash equivalents and marketable securities totaled EUR 21.5 million ($30.1 million).
FIRST HALF 2009 FINANCIAL RESULTS
Total revenues were EUR 59.7 million ($83.7 million U.S.) for the six months ended June 30, 2009, an increase of approximately 24%, or 13% at constant currency rates, compared with the first half of 2008. The increase in revenues can be primarily attributed to sales of PANCRELIPASE, to higher royalties, notably from AMRIX by Cephalon, and to higher development fees.
Product sales grew 19% or 9% at constant currency to EUR 48.1 million ($67.4 million) year to date in 2009 compared with the same period of 2008. Royalties of EUR 5.3 million ($7.4 million) were up 58% or 38% at constant currency rates compared with the first six months of 2008. Development fees were EUR 6.3 million ($8.8 million), up 44% or 31% at constant currency rates from the prior year period.
Cost of goods sold was EUR 29.8 million ($41.8 million) for the six months ended June 30, 2009, up 17% from the prior period or 8% at constant currency rates. The margin on product sales was 38.0% in the first half of 2009 versus 37.0% a year ago.
Reflecting increased product development activity, R&D expenses were EUR 11.7 million ($16.4 million) for the six months ended June 30, 2009, up 39% or 28% at constant currency rates compared with the same period in 2008. SG&A expenses of EUR 16.7 million ($23.3 million) were up 5% compared with the first half of 2008 due to currency effects.
For the six months in 2009, operating income was EUR 823,000 ($1.2 million). This compares with an operating loss of EUR 2.4 million ($3.4 million) for the same period of 2008.
The net loss for the first half of 2009 was EUR 1.6 million ($2.2 million), or EUR (0.03) per share ($(0.05) per share), compared with a loss of EUR 3.8 million ($5.3 million), or EUR (0.09) per share ($(0.12) per share), for the same period in 2008.

Attached to this press release are three tables:
1.	Selected consolidated statements of operations for the three months ended June 30, 2009 compared with the same period in 2008

2.	Selected consolidated statements of operations for the six months ended June 30, 2009 compared with the same period in 2008

3.	Selected balance sheet data as of June 30, 2009 and December 31, 2008

This press release contains translations of euros into U.S. dollars at a convenience rate of EUR1=$1.402, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2009.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended June 30, 2009 as they were in the same period in 2008. As a guide, average exchange rates were EUR1=$1.362 in the three months to June 30, 2009, EUR1=$1.333 in the six months to June 30, 2009, EUR1=$1.562 in the three months to June 30, 2008 and EUR1=$1.532 in the six months to June 30, 2008.
Conference Call Information
Eurand will host a conference call on Thursday, August 6, 2009 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the second quarter and first half 2009 financial results.
To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until September 6, 2009. To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055, conference ID number: 327788.
A live web cast of the call will also be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until September 6, 2009.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies. Eurand has had five products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit www.eurand.com.

Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our regulatory filings for ZENPEP or our partnered products, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to ZENPEP or there continue to be delays for approval; risks associated with the possibility that regulatory agencies do not approve the registration of Paracetamol ODT; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those in control of third parties such as Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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LAMICTAL ODT is a trademark of the GlaxoSmithKline group of companies.

Selected consolidated statements of operations for the three months ended June 30, 2009 compared with the same period in 2008

	Three months ended June 30,			% Change
	2009	2009	2008	At current	At constant
	$ ’ 000 (a)	euro ’ 000	euro ’ 000	currency	currency
Product sales	33,781	24,095	20,285	+19%	+9%
Royalty income	3,428	2,445	1,623	+51%	+31%
Development fees	5,622	4,010	1,505	+166%	+142%

Total revenues	42,831	30,550	23,413	+31%	+19%
Cost of goods sold	(21,822)	(15,565)	(13,510)	+15%	+7%
R & D expenses	(7,548)	(5,384)	(3,942)	+37%	+25%
S,G & A expenses	(11,906)	(8,492)	(8,240)	+3%	-4%
Amortization of intangibles	(487)	(347)	(319)	+9%	+1%

Operating income (loss)	1,068	762	(2,598)	N.M.	N.M.

Financial income (expense)	(389)	(278)	121	N.M.	N.M.

Income (loss) before taxes	679	484	(2,477)	N.M.	N.M.

Income taxes	(1,523)	(1,086)	(332)	N.M.	N.M.

Net loss	(844)	(602)	(2,809)	N.M.	N.M.

Basic and diluted net loss per share	$(0.02)	Euro (0.01)	Euro (0.06)

Weighted average number of shares used to compute basic and diluted loss per share	45,754,727	45,754,727	44,777,100
(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.402, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2009.

Selected consolidated statements of operations for the six months ended June 30, 2009 compared with the same period in 2008

	Six months ended June 30,			% Change
	2009	2009	2008	At current	At constant
	$ ’ 000 (a)	euro ’ 000	euro ’ 000	currency	currency
Product sales	67,433	48,098	40,544	+19%	+9%
Royalty income	7,428	5,298	3,357	+58%	+38%
Development fees	8,850	6,312	4,380	+44%	+31%

Total revenues	83,711	59,708	48,281	+24%	+13%
Cost of goods sold	(41,794)	(29,810)	(25,554)	+17%	+8%
R & D expenses	(16,436)	(11,723)	(8,430)	+39%	+28%
S,G & A expenses	(23,343)	(16,650)	(15,833)	+5%	-3%
Amortization of intangibles	(984)	(702)	(865)	-19%	-25%

Operating income (loss)	1,154	823	(2,401)	N.M.	N.M.

Financial income (expense)	(237)	(169)	250	N.M.	N.M.

Income (loss) before taxes	917	654	(2,151)	N.M.	N.M.

Income taxes	(3,127)	(2,230)	(1,664)	N.M.	N.M.

Net loss	(2,210)	(1,576)	(3,815)	N.M.	N.M.

Basic and diluted net loss per share	$(0.05)	Euro (0.03)	Euro (0.09)

Weighted average number of shares used to compute basic and diluted loss per share	45,753,725	45,753,725	44,502,925
(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.402, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2009.

Selected balance sheet data as of June 30, 2009 and December 31, 2008

	June 30,	December 31,
	2009	2009	2008
	$ ’ 000 (1)	euro ’ 000	euro ’ 000
Cash and cash equivalents	21,476	15,318	19,146
Marketable securities	8,656	6,174	3,592
Total debt	160	114	186
Total shareholders’ equity (deficit)	141,913	101,222	102,102

(1) Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.402, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2009.